No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION
FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

APOLLO INVESTMENT CORPORATION
APOLLO INVESTMENT MANAGEMENT, L.P.
APOLLO ASSET MANAGEMENT LLC

9 West 57th Street
New York, NY 10019

All Communications, Notices and Orders to:

Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

Copies to:

Joseph D. Glatt Secretary and Vice President Apollo Investment Corporation 9 West 57th Street New York, NY 10019 (212) 515-3450

February 14, 2014

TABLE OF CONTENTS

Page

I.	INTRODUCTION	1
II.	THE COMPANY	2
III.	THE MANAGER AND THE FUNDS	4
IV.	ANTICIPATED RELATIONSHIP BETWEEN THE COMPANY AND THE MANAGER	5
V.	REASONS FOR REQUEST	9
A.	The Growth of the Manager Will Contribute to Increased Profitability of the Company	9
B.	The Manager’s Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does It Change the Fact that the Manager’s Business Model is Strategically Aligned with the Company’s Middle Market Investment Activities	10
VI.	DISCUSSION OF AUTHORITY	10
A.	Section 12(d)(3)	10
B.	Ownership of, and Ability to Make Further Investment in, the Manager is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions	12
C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Retain and Acquire Significant Interests in Registered Investment Advisers	17
D.	Continued Ownership of, and Ability to Make Additional Investments in, the Manager is Consistent with the Protection of Investors	18
E.	Allowing the Company’s Continued Ownership of, and Ability to Make Additional Investment in, the Manager is Appropriate in the Public Interest	18
F.	Conclusion	19
VII.	CONDITIONS	20
VIII.	AUTHORIZATION	21

  i

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: APOLLO INVESTMENT CORPORATION APOLLO INVESTMENT MANAGEMENT, L.P. APOLLO ASSET MANAGEMENT LLC 9 West 57th Street New York, NY 10019 File No. 812- Investment Company Act of 1940	) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM THE PROVISIONS OF SECTION 12(d)(3) OF THE INVESTMENT COMPANY ACT OF 1940

I.	INTRODUCTION

Apollo Investment Corporation (the “Company”), an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)1 under Section 54(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), Apollo Investment Management, L.P. (“AIM”), the Company’s investment manager; and Apollo Asset Management LLC, an investment advisory entity that is a wholly owned portfolio company of the Company (the “Manager”) (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act2 granting an exemption from the provisions of Section 12(d)(3), to the extent necessary to permit the Company to (a) continue to own (directly or indirectly) up to 100% of the outstanding equity interests of the Manager and (b) to make additional investments in the Manager, in each case following such time as the Manager becomes a registered investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”) either by reason of becoming an investment manager of more than $150 million in assets of private funds and therefore not excluded from registration by Rule 203(m)-1 of the Advisers Act or by reason of becoming an investment adviser to a registered investment company or a BDC.

1
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act, makes available significant managerial assistance with respect to the issuers of such securities and has elected to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

2	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and the rules thereunder.

If, as is expected, the Manager is required to register as an investment adviser, the Company anticipates being unable in the absence of receiving the order requested herein to continue to hold its interests in, or to acquire additional interests in, the Manager because, as discussed in Section V below, Section 12(d)(3) of the 1940 Act places significant limitations on the Company’s ability to purchase or otherwise acquire any security issued by a registered investment adviser.

The Manager was recently formed by the Company, and the Company plans to utilize the Manager to manage private funds or other vehicles that are excluded from regulation as investment companies under the 1940 Act, publicly offered pooled investment vehicles excluded from regulation as investment companies under the 1940 Act, registered investment companies and companies that elect to be regulated as business development companies under the 1940 Act that are controlled by the Manager (collectively, the “Funds”) and to separate accounts and other clients that are not controlled by the Manager.   In addition, the Company or the Manager may, from time to time, deem it appropriate to establish one or more additional majority-owned subsidiaries through which it will manage one or more additional funds and/or to acquire one or more additional investment advisers registered or expected to be required to register with the SEC as an investment adviser under the Advisers Act. The Company and any other majority-owned subsidiaries that rely on the relief will comply with the terms and conditions in this Application, including that the Company will continue to own, directly or indirectly, either less than 5% or not less than 50% of the voting interests of the Manager and any such majority-owned subsidiaries. The Company believes that the requested relief is in the best interests of the Company’s stockholders and in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. As discussed in greater detail in Section V.C., below, the Commission has granted relief similar to that being requested here to Ares Capital Corporation, et al., American Capital, Ltd., et al. and Kohlberg Capital Corporation.3

II.	THE COMPANY

The Company, a Maryland corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The Company’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, the Company filed a registration statement on Form N-2 (File No. 333-112591) under the Securities Act of 1933, as amended. The Company completed the initial public offering of its common stock, par value $0.001, on April 8, 2004 that raised $870 million in net proceeds.  As of December 31, 2013, the Company had approximately $1.925 billion in net assets.

3
See Ares Capital Corporation, Investment Company Act Release Nos. 29977 (Mar. 9, 2012) (notice) and 30024 (Mar. 30, 2012) (order) (pursuant to delegated authority) (hereinafter “Ares Order”); American Capital, Ltd., Investment Company Act Release Nos. 29973 (Mar. 1, 2012) (notice) and 30010 (Mar. 27, 2012) (order) (pursuant to delegated authority) (hereinafter “American Capital Order”); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 29975 (Mar. 5, 2012) (notice) and 30011 (Mar. 27, 2012) (order) (pursuant to delegated authority) (hereinafter “KCAP Order”).

The Company has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. Shares of the Company’s common stock are traded on The NASDAQ Global Select Market under the symbol “AINV.” As of December 31, 2013, there were 224,741,351 shares of the Company’s common stock issued and outstanding.

The Company’s investment objective is to generate current income and capital appreciation. The Company invests primarily in debt, including secured and subordinated debt, senior secured loans and/or equity securities, of private middle market companies. From time to time, the Company may also invest in the securities of public companies.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of eight members, six of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement between AIM and the Company (the “Investment Advisory Agreement”). AIM is registered with the Commission under the Advisers Act. Apollo Investment Administration, LLC (“AIA” or the “Administrator”) serves as the Company’s administrator pursuant to an administration agreement between AIA and the Company.  Both AIM and AIA are indirect subsidiaries of Apollo Capital, L.P. (“Apollo”), a publicly traded investment management holding company.

Under the terms of the Investment Advisory Agreement, AIM:

•	determines the composition of the Company’s portfolio, the nature and timing of changes to the Company’s portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); and

•	closes and monitors the investments the Company makes.

For providing these services, AIM receives a fee from the Company, consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.00% based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter, subject to a hurdle rate and a “catch up” provision. The second part of the incentive fee, is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date) and will equal 20% of the Company’s realized capital gains computed net of all realized capital losses from inception and unrealized depreciation on a gross investment-by-investment basis at the end of such year, less any prior capital gain incentive payments. Capital gains with respect to any investment will equal the difference between the proceeds from the sale of such investment and the accreted or amortized cost basis of such investment.  AIM is currently voluntarily waiving a portion of its base and incentive management fees.

The Board monitors the Company and performs an oversight role with respect to the business and affairs of the Company, including with respect to the Company’s investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company. Among other things, the Board approves the appointment of, and reviews and monitors the services and activities performed by, the Company’s investment adviser, administrator, officers and its independent registered public accounting firm.

In addition, the Investment Advisory Agreement must be approved annually by either the Board or by the affirmative vote of the holders of a majority of the Company’s outstanding voting securities, including, in either case, approval by a majority of the Company’s independent directors. The Investment Advisory Agreement may be terminated by either the Company or AIM without penalty upon 60 days’ written notice to the other party. Certain amendments to the Investment Advisory Agreement must be approved by the affirmative vote of the holders of a majority of the Company’s outstanding voting securities and by a majority of the Company’s independent directors.

III.	THE MANAGER AND THE FUNDS

The Manager was recently formed by the Company to manage Funds and separate accounts and other clients that are not controlled by the Manager.  At the current time the Manager does not have any clients.  However, upon filing this application the Manager intends to engage in the process of marketing an initial Fund and may also seek to acquire one or more investment advisers that have active businesses.  The Company expects that the Manager will be required to register with the Commission as an investment adviser under the Advisers Act prior to the commencement of investment operations of the initial Fund.

The Funds may consist of private funds, accounts or other vehicles that are excluded from regulation as investment companies under the 1940 Act, publicly offered pooled investment vehicles excluded from regulation as investment companies under the 1940 Act, registered investment companies and companies that elect to be regulated as business development companies under the 1940 Act.  The Company anticipates that Funds may invest in a variety of securities in which the Company does not typically invest due to their anticipated return profile.  The Manager also may act as a sub-adviser to Funds not managed by AIM or AIM’s investment advisory affiliates.  In addition to managing Funds and separate accounts, the Manager may from time to time invest in debt or equity securities issued by the Funds.

The Manager will earn fees for the management of the Funds and other clients.  These fees will generally be based on assets under management.  Certain of the Funds and other clients also may pay incentive fees.  The Manager may earn other fees for the performance of other services, such as due diligence.  The Company believes it can benefit from the Manager earning investment management fees for the management of assets in which the Company does not typically invest.

IV.	ANTICIPATED RELATIONSHIP BETWEEN THE COMPANY AND THE MANAGER

The Company originates a substantial portion of its investments. It has the ability to provide “one stop” financing with the ability to invest capital across the balance sheet and syndicate and/or hold large investments. It believes that its focus on generating proprietary deal flow and lead investing gives it greater control over capital structure, deal terms, pricing and documentation and enables it to actively manage its portfolio investments. By leading the investment process, it is often able to secure controlling positions in credit tranches, thereby providing additional control in investment outcomes.

In making its investment decisions, AIM has adopted the Apollo organization’s long-standing, consistent investment approach that was developed by its founders. Specifically, AIM’s investment philosophy, portfolio construction and portfolio management involve an assessment of the overall macroeconomic environment and financial markets and company-specific research and analysis. Its investment approach emphasizes capital preservation, low volatility and minimization of downside risk and involves extensive due diligence from the perspective of a long-term investor.

AIM, through its extensive financial sponsor and intermediary relationships and proprietary deal flow, provides valuable insight and access to transactions and expects to provide information to the Manager that it and the Company believe will give the Manager a competitive advantage over other asset managers without such resources.  Similarly, the Manager may provide the Company with due diligence resources (for which the Company would otherwise be obligated to reimburse AIM), valuable market insights and potential contacts for originated investments (e.g., refinancing opportunities for investments in its portfolio), as well as profits from what the Company considers to be diverse and stable fee income streams. The Company’s administrator, AIA, uses the scale of its platform to provide both the Company and the Manager with administrative support, including centralized accounting, legal, compliance, operations, technology and investor relations functions.

The opportunity for the Company and the Manager to acquire the same instrument from an issuer or other third party generally exists primarily for investment activity in the secondary market, which is a minor part of the Company’s business. As a result, the Company and the Manager generally would not co-invest in the same instruments outside of those infrequent situations where (i) AIM makes a determination to sell a portion of an investment from the Company to a client managed by the Manager and/or other third parties or to purchase for the Company a portion of an investment being considered by the Manager for its clients, and/or (ii) an issuer or one or more third parties that hold investments in the same issuer as the Company seek to sell all or a portion of such investments to the Company and to one or more clients managed by the Manager and AIM and the Manager’s investment professionals make a determination to purchase such investments (or a portion thereof). Thus, as a practical matter, it is not expected that there will be significant investment allocation conflicts between the Company and the Manager.

Because the Company is the sole equity owner of the Manager (and would continue to own, directly or indirectly, no less than 50% of the outstanding voting and equity interests of the

Manager (unless it elects to dispose of its interests in the Manager such that it holds less than a 5% interest in the Manager)), the Company believes that ultimately the interests of the two companies are generally aligned and that the likelihood of conflicts of interest arising between them is low. However, the Company and the Manager are focused on ensuring that any potential conflicts of interest are identified and addressed. For example, conflicts could potentially arise as a result of transactions between the Company and the Manager’s clients (such as purchases and sales of assets). In order to ensure that such transactions are fair to those clients and the third party investors in any Funds and to the Company’s shareholders, there will be separation in personnel and transactions will be reviewed and approved by separate investment committees. In addition, each of the Funds that would participate in any such transaction will have a mechanism for reviewing certain affiliate transactions, generally consisting of the approval of an individual or advisory committee otherwise unaffiliated with the Manager and the Company who is engaged by such Fund for the purpose of reviewing such affiliate transactions. When a Fund acquires an asset from, or sells an asset to, the Company or another affiliate, such individual or advisory committee would review the transaction to determine that it is consistent with the standards for affiliate transactions set forth in such Fund’s governing documents, including approving the price at which the asset is proposed to be sold. In addition, on behalf of the Company, the Administrator will monitor any transaction involving the Company and a client in order to ensure that such transaction is consistent with the Company’s investment objective and policies and does not otherwise involve any overreaching of the Company.

There may be situations in which the Company and one or more of the Manager’s clients might invest in different instruments issued by the same issuer, such as where a client of the Manager purchases first lien debt and the Company invests in second lien or mezzanine debt. In certain cases, it may be determined that it would be in the best interest of the Company and the Fund for information to be shared, given the portfolio management benefits to both the Company and such Fund(s). The Administrator would monitor such situations to ensure that the sharing of information does not result in transactions that are inconsistent with the Company’s investment objective and policies or that otherwise involve any overreaching of the Company or any of the Funds. Under certain circumstances, there may be situations that could give rise to the Company and one or more of the Manager’s clients having differing interests with respect to an issuer in which the Company and one of the Manager’s clients are invested in different instruments. For example, it is possible that if an issuer’s financial performance and condition deteriorates such that one or more investments are or could be impaired, then the Company and the Manager might face a conflict of interest if there is a difference in seniority or other rights and remedies of the respective investments. To the extent the Administrator believes a conflict would arise out of the sharing of information obtained due to ownership by the Company, on the one hand, and a client of the Manager, on the other hand, of different instruments issued by the same issuer, an information wall will be put into place limiting the flow of information between the Company (and AIM as its manager) and the applicable client (and the Manager as its manager) or the client will assume management of such asset on its own behalf. As appropriate, additional steps may also be taken as required, consistent with the fiduciary duties owed by AIM and the Manager to their respective clients. The Administrator’s legal and compliance team will monitor the portfolios and investment pipelines of both the Company and the Manager’s clients for potential conflicts of interest. As part of this monitoring, procedures, where appropriate, would be implemented to restrict communications between the Manager and AIM’s investment professionals so that, consistent with their fiduciary duties, those investment professionals will not be conflicted when making decisions regarding such investments that are in the best interests of their respective clients.

These principal or side-by-side transactions would not trigger the application of section 57(a) because the participating clients will be Funds that are “downstream” affiliates of the Company and rule 57b-1 would apply or will be separate accounts that are not subject to Section 57. In some transactions, however, entities controlled by AIM or by affiliates of AIM who are not “downstream” affiliates of the Company may be invested in one of the Manager’s Funds that participates in the transaction. Because such controlled entity would have an interest in such transaction, even if an indirect one, AIM or the Administrator might face a conflict of interest when evaluating such transaction between the Company and the Fund. Accordingly, under condition 4, a majority of the Independent Directors of the Company who have no financial interest in such transaction will approve any transactions involving the Company, the Manager or any entity controlled by the Company or the Manager other than the Funds, on the one hand, and any Fund in which any entity controlled by AIM or by affiliates of AIM (other than the Company or any entity controlled by the Company), is invested, on the other hand, where such transaction would violate Section 57(a) but for Rule 57b-1.

The business arrangements to which AIM and its affiliates (other than the Company and its “downstream” affiliates) and the Manager are both parties are limited. The Company and the Manager both contract with the same administrator, which provides centralized compliance, legal, managerial assistance and other administration services at cost, as described above. The Manager will also be allocated an amount for occupancy costs based on the space it occupies and the Apollo organization’s occupancy costs at that location. For the reasons discussed herein, Applicants believe that the sharing of these services is beneficial to all the participants, including the shareholders of the Company and the Funds, in that, among other things, it allows the Administrator’s personnel to review the investment pipelines and monitor the investment activities of the Company and the Funds in order to detect and address potential conflicts of interest.

There is some overlap of investment employees between AIM and the Manager. AIM utilizes an investment committee for management of the Company and the Manager will utilize an investment committee with responsibility for the management of its clients. Each investment committee will follow its own process for investment decisions. No more than half of the Manager’s investment committee will be individuals that also sit on AIM’s investment committee. The Company does not believe that this overlap creates a conflict of interest that negatively affects either the Company or the Manager’s clients. The respective decisions of each investment committee must be approved by a majority of members. The overlapping AIM members would not constitute a majority of the Manager’s investment committee and, therefore, such investment committee cannot act based solely on the decision of the AIM members. In addition, as discussed above, persons otherwise unaffiliated with the Manager and the Company must review and approve or reject certain affiliate transactions.

While there is no formal agreement regarding the sharing of proprietary non-public information (“Information Sharing”) between AIM, on the one hand, and the Manager, on the other, Applicants believe that most opportunities for Information Sharing are beneficial to the Company and the Manager’s clients.4  The Administrator’s legal and compliance department will monitor Information Sharing and will implement controls to ensure that information is not shared where it would be inappropriate (e.g., when a potential conflict of interest is identified and an information wall is put into place, as discussed above, or where Information Sharing would be inconsistent with AIM’s obligations to the Company).

There is no obligation on the part of AIM or the Manager to share information with the other party, and there is no compensation involved in the Information Sharing process. In addition, the Company does not believe that Information Sharing precludes it from pursuing any investment opportunities in which it wants to participate. To the contrary, Applicants believe that Information Sharing provides both AIM and the Manager with significant benefits with respect to the investment activities of both managers due to the ability to leverage market insight, contacts and due diligence resources.  Moreover, the Company does not believe that Information Sharing creates a risk of overreaching of the Company.

Unlike the Company, which is a fund externally managed by AIM, the Manager is an asset manager that will directly employ all its investment professionals, who will perform its due diligence and make recommendations regarding investment opportunities. Employees of the Manager will be directly compensated by the Manager.5  As mentioned above, the Company and the Manager are served by the same administrator and have the same internal legal and compliance team reviewing their activities, including monitoring which transactions they are reviewing. The Company believes that this structure facilitates the detection and avoidance of potential conflicts of interest throughout the investment process as well as during the time a portfolio investment is held.

The respective fee arrangements between and the Manager and its clients, on the one hand, and the Company and AIM, on the other, will reflect arm’s length negotiations and prevailing market comparables for similar engagements. As discussed, AIM receives a base management fee and an incentive fee from the Company. The Manager anticipates that its clients will pay base management fees and may also pay incentive fees under certain circumstances.

4
Applicants acknowledge that Section 57(a) makes it unlawful for certain persons acting as principal to purchase property from, or sell property to, a BDC or any company controlled by such BDC, or enter into certain joint transactions with the BDC or a company controlled by such BDC. Applicants further acknowledge that the sharing of Covered Information (defined in condition 3 to this Application) by the Manager and persons controlled by the Manager (collectively, “Information Providers”) with ACM or persons affiliated with AIM (other than the Company and persons controlled by the Company and other than as necessary to be provided to AIM and the Administrator to provide advisory and administrative services to the Company and the Manager) could be deemed by the Commission to be prohibited under Section 57(a) or Rule 17d-1 in certain circumstances. Applicants agree to comply with condition 3 and are not seeking any relief from Section 57(a) or Rule 17d-1 in this Application.

5
In limited circumstances, from time to time, an employee of the Manager may have a de minimis interest in the profits of AIM or Apollo.  The Company does not believe this represents a conflict of interest since the profits of AIM and Apollo are to a greater or lesser extent dependent on the profitability of the Company, which, in turn, includes the Manager’s contribution to the Company’s profitability.

V.           REASONS FOR REQUEST

A.	The Growth of the Manager Will Contribute to Increased Profitability of the Company

The Company believes that the Manager’s business will grow through organic growth and/or through acquisitions. This growth, in turn, will increase the Manager’s assets under management (“AUM”). The Company believes that such increases in AUM are in the best interests of the Company and its stockholders for two reasons. First, as the Manager’s AUM increases, its fee income increases and it obtains greater investment scale, which the Company believes would provide the Manager with increased income as well as access to more investment opportunities. The Company expects this increased fee income would increase the profitability of the Manager and consequently both the current income from and potential capital gains upon a sale of the Manager.

Second, as the Manager grows, the Company anticipates that the Company will also see additional investment opportunities for the Company’s portfolio. The Company’s stockholders should be permitted to benefit from the Manager’s expected continued growth and profitability as a registered investment adviser.

The Company’s management and its Board believe that ensuring the ability to continue to own and make future investments in the Manager after it becomes a registered investment adviser is in the best interests of the Company’s stockholders and its business. The Board has received a detailed presentation and engaged in a detailed discussion regarding the Manager and its prospects. The Board will continue to monitor the Manager’s operation as a registered investment adviser, consistent with its fiduciary duties to the Company’s stockholders and the second condition set forth in this Application.

In the absence of the requested relief, the Company could be prohibited from retaining its interests in the Manager, and would be prohibited from acquiring additional ownership interests in the Manager, after its registration as an investment adviser. The Company believes such prohibition would be harmful to its stockholders in that it would make it more difficult for the Manager to attract and retain qualified personnel and deny (1) market intelligence, contacts and due diligence resource benefits the Manager could provide to the Company, thereby adversely affecting its business directly, and (2) any opportunity for the stockholders of the Company to benefit from the Manager’s continued growth as a result of additional investment by the Company.

As discussed above, the Company’s investment objective is to generate current income and capital appreciation. Particularly in as much as the Manager is an eligible portfolio company and a qualifying investment for purposes of Section 55 of the 1940 Act, growing the Manager’s business is consistent with the Company’s investment objective and stated business model and furthers the Company’s Congressional mandate as a BDC to bring capital to middle market companies.

The Company currently provides information regarding its investments to its stockholders through its annual and periodic filings with the Commission. Any material risks to the Company and its business from its investment in the Manager and the expected growth of the Manager would be identified and publicly disclosed.

B.
The Manager’s Registration as an Investment Adviser Does Not Increase Its Risk Profile Nor Does It Change the Fact that the Manager’s Business Model is Strategically Aligned with the Company’s Middle Market Investment Activities

The Company believes that the risk profile of the Manager to the Company will not be adversely affected by its registration as an investment adviser. In fact, the Company believes that, if anything, the opposite will be true. It expects that the Company’s stockholders will benefit from the fact that the Manager, like the Company, will be regulated by the Commission following its registration. The Company, as a BDC, is subject to regulation under the 1940 Act and the Securities Exchange Act of 1934, and the Manager, as a registered investment adviser, will be required to comply with the Advisers Act. The Manager will be subject to extensive substantive regulation by the Commission, including the requirement to maintain formal compliance policies and procedures related to its operations and to appoint a chief compliance officer, which are designed to ensure that the Manager’s business is conducted in compliance with applicable securities laws.

The investors in any Funds managed by the Manager and its subsidiaries will not have recourse to the Company in the event their investments in the Funds lose value.  Therefore, if the Manager were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in the Manager just as the Company would in the case of losses incurred by any other of its portfolio investments.  The Company’s business, including its other portfolio companies, would be protected from any additional monetary or legal liability, and the Company would be required to disclose any material risks to its investment in the Manager in its periodic filings with the Commission.

VI.	DISCUSSION OF AUTHORITY

A.	Section 12(d)(3)

Section 12(d)(3) provides that:

        [i]t shall be unlawful for any registered investment company and any company or companies controlled by such registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who is a broker, a dealer, is engaged in the business of underwriting, or is either an investment adviser of an investment company or an investment adviser registered under title II of this Act, unless (A) such person is a corporation all the outstanding securities of which...are, or after such acquisition will be, owned by one or more registered investment companies; and (B) such person is primarily engaged in the business of underwriting and distributing securities issued by other persons, selling securities to customers, or any one or more of such or related activities, and the gross income of such person normally is derived principally from such business or related activities.

Section 60 provides that Section 12 shall apply to a BDC to the same extent as if it were a registered closed-end investment company.

It is not expected that the Manager will be primarily engaged in the business of underwriting and distributing securities issued by other persons.6

Rule 12d3-1 under the 1940 Act provides certain limited relief from the restrictions of Section 12(d)(3). In relevant part, Rule 12d3-1 provides that:

(a)           Notwithstanding section 12(d)(3) of the Act, a registered investment company, or any company or companies controlled by such registered investment company (“acquiring company”) may acquire any security issued by any person that, in its most recent fiscal year, derived 15 percent or less of its gross revenues from securities related activities unless the acquiring company would control such person after the acquisition.

(b)           Notwithstanding section 12(d)(3) of the Act, an acquiring company may acquire any security issued by a person that, in its most recent fiscal year, derived more than 15 percent of its gross revenues from securities related activities, provided that:

(1)           Immediately after the acquisition of any equity security, the acquiring company owns not more than five percent of the outstanding securities of that class of the issuer’s equity securities;

However, Rule 12d3-1(c)(1) provides that, notwithstanding paragraphs (a) and (b) of the rule, the rule does not exempt the acquisition of a general partnership interest.

Since the Company expects that all of the Manager’s gross revenues upon its registration as an investment adviser will be derived from “securities related activities” as defined in Rule 12d3-1, and since the Company will own a majority of the outstanding equity securities of the Manager, the exemptions from Section 12(d)(3) under Rule 12d3-1(a) and (b) would not be satisfied by the Company’s acquisition of additional ownership interests in the Manager.

As more fully set forth below, the Company believes that its ownership of, and ability to make further investments in, the Manager is consistent with the purposes of the 1940 Act, including the protection of investors, and appropriate in the public interest. In addition, the Commission has previously granted similar exemptive relief to other BDCs to allow those

6
While neither the Commission nor its staff has ever identified the threshold level of activity an entity must meet to be “primarily engaged” in the business of underwriting and distributing securities issued by other persons, the Commission in certain investment company contexts has taken the position that “primarily engaged” means that the entity devotes at least 55 percent of its assets to a business and it derives at least 55 percent of its income from that business. See, e.g., Exemption from the Investment Company Act of 1940 for the Offer and Sale of Securities by Foreign Banks and Foreign Insurance Companies and Related Entities, Investment Company Act Release No. 17682 (Aug. 17, 1990) at fn. 33 (“In various contexts, the term ‘primarily engaged’ in a business has been taken to mean that at least 55% of a company’s assets are employed in, and 55% of a company’s income is derived from, that business.”).

companies to retain and make additional investments in an investment adviser subsidiary after its registration under the Advisers Act.7

B.	Ownership of, and Ability to Make Further Investment in, the Manager is Consistent with the Purposes Fairly Intended by the 1940 Act’s Policies and Provisions

The ability to continue to own and make additional investments in the Manager after its registration under the Advisers Act as a portfolio company of the Company does not present the concerns against which Section 12(d)(3) was intended to safeguard, namely the entrepreneurial risks of securities-related businesses and conflicts of interest and reciprocal practices. Legislative history suggests that the prohibitions set forth within Section 12(d)(3) were intended, in part, to protect investment companies from making what were considered at the time to be particularly risky investments.8

Specifically, the limitations imposed by Section 12(d)(3) were intended to limit the risk of a registered investment company’s exposure to the “‘entrepreneurial risks,’ or general liabilities, that are peculiar to securities related businesses.”9 Much of this concern stemmed from the fact that in 1940, when Section 12(d)(3) was adopted, most securities-related businesses were organized as privately held general partnerships.10 As a result, an investment in such a company would expose an investment company to the unlimited liabilities of a general partner.

While the nascent securities-related business sector of the financial services industry of the 1930’s may have been populated by companies that were viewed as risky investments because they were organized as private general partnerships,11 today’s financial services industry is subject to a much more robust body of regulation, which contributes to a more conservative risk profile for those companies that comprise the industry. Moreover, the risks presented by the form of organization of a securities-related business are no longer as germane as they were at the time of the adoption of Section 12(d)(3) because many formerly closely-held securities-related

7	Ares Capital Order; American Capital Order; and KCAP Order.

8
See In the Matter of Pacific Coast Mortgage Company, 22 S.E.C. 829, at p. 832 (May 23, 1946) (“Manifestly, the rationale of Section 12(d)(3) which is obviously intended to prevent operating investment companies from engaging in diverse financial activities in conjunction with persons other than investment companies.”).

9
See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities-Related Businesses, Investment Company Act Release No. 19716 at 6 (Sept. 16, 1993). See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

10	See Exemption of Acquisitions of Securities Issued by Persons Engaged in Securities Related Businesses, Investment Company Act Release No. 19204 (Jan. 4, 1993).

11
See Exemption for Acquisition by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 13725, 49 Fed. Reg. 2912 (Jan. 24, 1984) (according to the release, in 1940 most securities-related businesses were organized as private partnerships and, thus, exposed investment company stockholders to the entrepreneurial risks associated with general partnership interests in those securities related businesses).

businesses have become public companies or subsidiaries of public companies and substantially all of them are structured as companies that are characterized by limited liability. Based on data collected from the Investment Adviser Registration Depository (“IARD”) as of July 16, 2012, the vast majority (88.85%) of investment advisory firms were organized as either corporations or limited liability companies compared to a mere 1.47% of registered investment advisers that were organized as partnerships, almost none of which the Company expects are general partnerships.12

The Company’s stockholders would not be exposed to the risk of unlimited liability associated with an interest in the Manager because the Manager is organized as a separate entity with a separate capital structure, management and books and records and is structured as a limited liability company.  As a matter of state law, limited liability companies shield their investors from liability in such capacity for the liabilities and debts of the limited liability company.

Therefore, if the Manager were to experience an unexpected and total loss of capital, the Company would lose only the capital invested in the Manager just as the Company would in the case of losses incurred in any other portfolio investment. The Company’s business, including its other portfolio companies, would be protected from any additional monetary or legal liability, and the Company would be required to disclose any material risks to the Company and its stockholders from its investment in the Manager in its periodic filings with the Commission.

Further, because the Manager will be registered as an investment adviser under the Advisers Act, it will maintain formal policies and procedures related to its operations, including appointing a chief compliance officer, which are designed to ensure that management of the Manager is conducted in compliance with federal securities laws.

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers.13 As with the 1940 Act in general, Section 12(d)(3) was an attempt by Congress to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies. The Commission provided examples of such situations in the Report on the Study of Investment Trusts and Investment Companies (the “Investment Trust Study”).14

For example, the Commission was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.15 It was also concerned that investment banks were using the investment

12
Evolution-Revolution 2012: A Profile of the Investment Adviser Profession (2012) (38.13% of all registered investment advisers were organized as corporations and 50.72% were organized as limited liability companies).

13	15 U.S.C. § 80a-1(b)(2) (1940).

14	H.R. Doc. No. 707, 75th Cong., 3d Sess. (1938).

15	Id. part I, at 76-77.

companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.16 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address is what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock. As discussed in the Investment Trust Study, bank sponsored investment companies were particularly susceptible to propping.17

Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of the Company and not an affiliate of any other person. As discussed previously, the Company is a well-established and financially successful BDC that has an extensive and highly diversified portfolio of investments of which the Manager is expected to be one of the smaller. As a result, the Manager would, as a registered investment adviser, remain but a single component of a much larger organization, would not be in a position to exercise control or influence over the Company and would not be susceptible to control by any person unaffiliated with the Company.

Further, the Company would initially own 100 percent of the voting interests in the Manager and would maintain at least 50% ownership of the voting interests in the Manager (or less than 5% of such interests) for so long as it is one of the Company’s portfolio companies in order to continue to exercise oversight for the strategic direction of the Manager, including the power to control the policies that affect the Company and to protect the Company from potential conflicts of interest and reciprocal practices.

Moreover, because the Company is managed by AIM and expects in the future to continue to be so managed, it will not be dependent on the Manager for the provision of investment advice or other services. In addition, while the Company intends for the Manager to grow and be successful (which, in turn would inure to the benefit of the Company’s stockholders), the Company’s financial success will not be dependent upon the Manager’s success.

As a condition to the Company’s requested relief, the Company will not dispose of any voting interests of the Manager if, as a result, the Company would own, directly or indirectly, 50 percent or less of the outstanding voting interests of the Manager unless the Company as a result owns less than 5 percent of the voting interests in the Manager in order to prevent the Company from having a substantial but noncontrolling voting interest in the Manager and to protect the Company from potential conflicts of interest and reciprocal practices.

16	Id.

17
Id. Part III, at 131 (“Following the market crash of October of 1929, the funds of the Chatham Phenix Allied Corporation were utilized to support the market price of the stock of Chatham Phenix National Bank & Trust Company.”).

On several occasions, the Commission has recognized that some of the concerns that apparently led to the adoption of Section 12(d)(3) are no longer relevant due to the development and advancement of the securities industry. On each of these occasions, the Commission determined that the restrictions imposed by Section 12(d)(3) were overly restrictive and warranted certain exemptive relief.

As early as 1964, the Commission recognized that the operation of Section 12(d)(3) was counterproductive under certain circumstances and unduly limited the investment options of investment companies.18 As operating companies and other non-securities related businesses acquired securities firms with more regularity in the early 1960s, it became clear that the literal application of Section 12(d)(3) was harming investment companies and denying their stockholders investment opportunities by preventing them from investing in large operating companies such as General Electric, Sears, Roebuck, and General Motors, which owned or controlled financial intermediaries such as broker-dealers, investment advisers, underwriters and insurance companies.19

In 1964, the Commission adopted Rule 12d-1, which is now Rule 12d3-1, exempting certain acquisitions from the provisions of Section 12(d)(3).20 The Commission later substantively amended Rule 12d3-1 in 198421 and 1993.22

The ability to make additional investments in the Manager as a portfolio company of the Company after the Manager’s registration as an investment adviser is consistent with the general intent behind the adoption of Rule 12d3-1. When Rule 12d3-1 was adopted in its original form in 1964, the Commission noted that “[i]t appears to the Commission that under certain circumstances the provisions of Section 12(d)(3) operate to reduce the range of securities that investment companies may select for and hold in their portfolios.”23 The Commission further noted that “[i]t appears to the Commission that where the conditions set forth in the Rule are satisfied it is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to permit registered investment companies to acquire and hold such investment interests.”24

18
See Adoption of Rule 12d-1 to Provide Conditional Exemption of Certain Purchases or Acquisitions of Securities from the Prohibitions of Section 12(d)(3) of the Investment Company Act of 1940, Investment Company Act Release No. 4044 (Sept. 4, 1964) (hereinafter “Release 4044”).

19	See Id.

20	See Release 4044, supra note 18.

21
See Exemption of Acquisitions by Registered Investment Companies of Securities Issued by Persons Engaged Directly or Indirectly in Securities Related Businesses, Investment Company Act Release No. 14036 (July 13, 1984).

22	See Investment Company Act Release No. 19716, supra note 10.

23	See Release 4044, supra note 18.

24	See Release 4044, supra note 18.

Thus, in adopting Rule 12d3-1, the Commission was attempting to reduce the restrictions on investment company investments in companies engaged in securities related activities as long as such reductions did not come at the expense of investor protection. As is noted above, Section 12(d)(3) was intended to protect investors, in part, by limiting entrepreneurial risks and by preventing potential conflicts of interest and reciprocal practices between investment companies and securities-related businesses.

In the present case, the Company is requesting that the Commission allow it to retain its interests in the Manager after its registration under the Adviser’s Act and to make additional investments in a portfolio company that is a qualifying investment under Section 55 and that will engage in a separate but complementary business as the Company.

Furthermore, because the Manager would be a downstream affiliate of the Company, the ownership of the Manager by the Company does not involve prohibited affiliated transactions because of Rule 57b-1, which exempts from the provisions of Section 57(a) downstream affiliates of BDCs. In adopting Rule 57b-1, the Commission acknowledged that it was the intent of Congress that a statutory exemption be provided for a BDC’s transactions with non-controlled and controlled downstream affiliates.

It is the Company’s belief that an exemption from Section 12(d)(3) is warranted under these facts, where the Company’s ownership of, and continued investment in, the Manager does not present the types of risk that were behind the adoption of Section 12(d)(3). An exemption will permit the Company and its subsidiaries to increase the value of the Manager and current income therefrom and to derive strategic benefits from the Manager’s business. Such exemption is also both consistent with the purposes fairly intended by the 1940 Act’s policies and provisions and advances the primary purpose behind the legislation that created BDCs—namely, “to raise funds from both public and private sources and remove unnecessary statutory impediments to their entrepreneurial activities ...; [and to] encourage increased cooperation ... to promote capital formation.”25

Further, as previously noted, if the requested relief is not granted, the Company believes that it may be forced to prematurely dispose of the Company’s current interests in the Manager when it is required to register with the Commission as an investment adviser.  Such a forced sale could result in economic harm to the Company and its shareholders and runs counter to the purposes of the legislation governing BDCs, which mandates that BDCs assist in the growth and development of their portfolio companies.26

25	S. Rep. 96-958, 96th Cong., 2d. Sess. at 3 (1980).

26	See Small Business Investment Incentive Act of 1980, Pub. L.No. 96-477, 94 Stat. 2275 (Oct. 21, 1980).

C.	The Commission Has Previously Granted Relief to Permit Registered Investment Companies and BDCs to Retain and Acquire Significant Interests in Registered Investment Advisers

Particularly relevant to this request is the fact that the Commission has previously granted similar relief to permit externally managed27 and internally managed28 BDCs to retain their interests in, and make additional investments in, investment adviser subsidiaries after their registration under the Advisers Act.  The Commission granted an order to Ares Capital Corporation, et al. (“Ares”), an externally managed, non-diversified BDC, in 2012 permitting Ares to (a) continue to own (directly or indirectly) up to 100% of the outstanding equity interests of Ivy Hill Asset Management, L.P. (“Ivy Hill”), a wholly-owned portfolio company of Ares, and (b) make additional investments in Ivy Hill, in each case, following such time as Ivy Hill was required to become a registered investment adviser. In 2012, the Commission issued an order to American Capital, Ltd., et al. (“American Capital”), an internally managed, non-diversified BDC, permitting American Capital to continue to hold up to 100% of the outstanding membership interests of American Capital LLC (“AC LLC”), a wholly-owned subsidiary that would register as an investment adviser, and AC LLC to continue to hold up to 100% of the outstanding membership interests of other entities to the extent necessary at such time as AC LLC and the other entities would be required to become registered investment advisers. The Commission also granted an order to Kohlberg Capital Corporation (“KCAP”), an internally managed, non-diversified BDC, in 2012 permitting Kohlberg and its wholly-owned holding companies to continue to hold a greater than 50% equity interest in two investment managers, and special purpose subsidiaries, each of which was a direct or indirect wholly-owned portfolio company of KCAP, when the investment managers and special purpose subsidiaries would be required to register as investment advisers.

In addition, the Commission has previously granted similar relief to permit internally managed, registered closed-end investment companies, which are functionally and structurally similar to BDCs, to establish wholly owned registered investment adviser subsidiaries.29  Two of those requests involved a situation in which the subsidiary would provide advisory services to the parent following the complete or partial externalization of the closed-end fund’s management function.30 The request for relief set forth herein does not present the same potential for conflicts of interest and reciprocal practices between investment companies and the investment adviser subsidiaries that were addressed in those requests largely because the Manager will not serve as an investment adviser to the Company, and the Company will continue to control the Manager.

27	See Ares Order, supra note 3.

28	See American Capital Order and KCAP Order, supra note 3.

29
See General American Investors Company, Inc., Investment Company Act Release Nos. 11345 (Sept. 10, 1980) (notice) and 11396 (Oct. 10, 1980) (order) (by the Commission); PMC Capital, Inc., Investment Company Act Release Nos. 19823 (Oct. 29, 1993) (notice) and 19895 (Nov. 23, 1993) (order) (pursuant to delegated authority); and Baker, Fentress & Company, Investment Company Act Release Nos. 21890 (April 15, 1996) (notice) and 21949 (May 10, 1996) (order) (pursuant to delegated authority).

30	The investment adviser subsidiary of PMC Capital, Inc. was organized for the purpose of providing advisory services to a real estate investment trust organized by PMC Capital, Inc.

D.	Continued Ownership of, and Ability to Make Additional Investments in, the Manager is Consistent with the Protection of Investors

Allowing the Company to continue its ownership of the Manager and to make additional investments in the Manager is not only consistent with the protection of investors, but it benefits the Company’s stockholders through both the profits derived from fee income in respect of asset management activities and market insight, deal flow and due diligence resources provided to the Company.

The Manager will also not subject the Company’s stockholders to risks that differ from any other portfolio company investment the Company may make. From the perspective of the Company’s stockholders, the Company’s direct or indirect investment in the Manager should be viewed no differently than the Company’s investment in its other portfolio companies. In fact, given the Company’s considerable experience with middle market investments, and the fact that the Manager will be subject to extensive substantive regulation by the Commission, the Company’s additional investments in the Manager likely will involve less risk than a typical portfolio company investment.

Currently and following its registration as an investment adviser, the Manager will be but one of the Company’s portfolio companies, representing only a very small portion of the fair value of the Company’s investments. As previously discussed, the Company expects that the Manager’s risk profile would be improved as a result of registration under the Advisers Act. In addition, the Company would have a controlling interest in the Manager and, in turn, would have the ability to exercise influence over it. Furthermore, as discussed previously, the Company is legally and structurally insulated from liability in connection with the Manager’s business, with its maximum exposure limited to the amount of its investment in the Manager, as it would be with other portfolio companies similarly structured.

The Company’s continued ownership of, and its ability to make additional investments in, the Manager is not inconsistent with the protection of the Company’s stockholders. The Company’s stockholders’ regulatory protections are in no way compromised if the Manager were to be registered and remain a portfolio company of the Company. To the contrary, the Company’s stockholders will benefit from the fact that the Manager, like the Company, will be extensively regulated by the Commission. The Company, as a BDC, is subject to regulation under the 1940 Act and the Securities Exchange Act of 1934 and the Manager, as a registered investment adviser, will be required to comply with the Advisers Act.

E.	Allowing the Company’s Continued Ownership of, and Ability to Make Additional Investment in, the Manager is Appropriate in the Public Interest

Section 6(c) of the 1940 Act provides in pertinent part that the Commission by rule, regulation or order may exempt any person or transaction or any class of persons or transactions from any provision of the 1940 Act if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Company believes that this request is both necessary and appropriate in the public interest and consistent with the protection of investors because, as previously discussed, the Manager would not only provide the Company with profits generated from its fee income, but also strategic benefits to the Company’s business. All of the foregoing is important to the

Company’s continued success. The Company further submits that Section 12(d)(3) should not prevent the Company’s stockholders from realizing the substantial benefits to be obtained through the expected continued growth and development of the Manager nor should it harm the Company’s stockholders by forcing the Company to prematurely divest its ownership of the Manager.

The Company also believes that the requested relief does not pose the concerns meant to be addressed by Section 12(d)(3) and furthers the purposes of BDCs, in general. As mentioned previously, the 1940 Act was amended in 1980 in part “to facilitate the activities of business development companies, [and] to encourage the mobilization of capital for new, small and medium-size and independent business . . . .”31 This Congressional intent will be furthered by permitting the Company to invest in the Manager.

The Company is merely continuing the growth and development of its investment portfolio by leveraging its investment knowledge in middle market investments. If the requested relief is denied, this would likely cause economic harm to the Company and, thus, its stockholders, by causing the Company to lose the strategic benefits that could be provided to it by the Manager and by losing the value of the expected continued growth and development potential of the Manager and by potentially incurring a loss on its investment in the Manager in connection with an untimely sale or dissolution of the Manager.

F.	Conclusion

For the foregoing reasons, the Company respectfully requests that the Commission issue an order under Section 6(c) of the 1940 Act granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for the purpose of permitting the Company to make additional investments in the Manager and any of its majority-owned investment advisory subsidiaries after the Manager and any such subsidiary, as applicable, registers as an investment adviser, as described in this Application on the basis that:

•	such relief is in the best interests of the Company and its stockholders, and
•
the Company’s belief that the failure to obtain such relief would, as a practical matter, cause the Company not to invest in the growth of the Manager which, in turn, would result in the Company losing the strategic benefits of the Manager.

VII.           CONDITIONS

The Applicant agrees that the Order of the Commission granting the requested relief shall be subject to the following conditions:

1.           The Company will not dispose of voting interests of the Manager if, as a result, the Company would own, directly or indirectly, less than 50% of the outstanding voting interests of the Manager unless the Company as a result owns less than 5% of such voting interests.

31	See Small Business Investment Incentive Act of 1980, supra note 26.

2.           The Board will review at least annually the investment management business of the Company and the Manager (including a review of transactions between the Company and any other company controlled by the Company, on the one hand, and the Manager and any company controlled by the Manager, on the other hand) in order to determine whether the benefits derived by the Company warrant the continuation of the ownership by the Company of the Manager and, if appropriate, will approve (by at least a majority of the Independent Directors of the Company) at least annually, such continuation.

3.           Except to the extent permitted pursuant to exemptive relief from the Commission, neither the Manager (including members of its investment committee with respect to Covered Information (as defined below) received in their capacities as such) nor any persons controlled by the Manager (“Information Providers”) will directly or indirectly provide Covered Information to AIM or any person affiliated with AIM (other than the Company and persons controlled by the Company and as necessary to be provided to AIM and the Administrator to provide advisory and administrative services to the Company and the Manager).

“Covered Information” means all information except information that:

i.	Is generally available to the public;

ii.	Is of the nature that Information Providers share with unaffiliated market participants at no cost and is not proprietary to the Information Providers;

iii.
Information Providers have obtained from unaffiliated third parties, including but not limited to general market opinions and analyses, analyst reports and diligence reports, and that such third parties generally make available to others, including market participants in the ordinary course, at no cost; or

iv.
Information Providers have obtained from, or are providing on behalf of, investees or potential investees or their advisors, and that such investees or advisors generally make available to unaffiliated market participants at no cost upon request.

4.None of the Company, the Manager or any entity controlled by the Manager, will enter into any Covered Transaction, as defined below, unless a majority of the Independent Directors who have no financial interest in such Covered Transaction has approved it. A “Covered Transaction” is any transaction involving the Company, the Manager or any entity controlled by the Manager other than the Funds, on the one hand, and any Fund in which any entity controlled by AIM or by Affiliates of AIM (other than the Company or any entity controlled by the Company) is invested, on the other hand, where such transaction would violate Section 57(a) of the 1940 Act but for Rule 57b-1 under the 1940 Act.

VIII.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s Board on February 5, 2014 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 14th day of February, 2014.

APOLLO INVESTMENT CORPORATION

By:	/s/ Joseph Glatt
	Name:	Joseph Glatt
	Title:	Secretary and Vice President

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Assistant Secretary and Vice President of ACC Management, LLC as General Partner of Apollo Investment Management, LP

APOLLO ASSET MANAGEMENT LLC

By:	/s/ Joseph Glatt
	Name:	Joseph Glatt
	Title:	Authorized Signatory

EXHIBIT A

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the foregoing Application, dated February 14, 2014, for and on behalf of Apollo Investment Corporation, Apollo Investment Management, L.P. and Apollo Asset Management LLC; that he is an officer of each such entity or the general partner thereof; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ Joseph Glatt
	Name:	Joseph Glatt
	Title:	Secretary and Vice President

APOLLO INVESTMENT MANAGEMENT, L.P.

By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Assistant Secretary and Vice President of ACC Management, LLC as General Partner of Apollo Investment Management, LP

APOLLO ASSET MANAGEMENT LLC

By:	/s/ Joseph Glatt
	Name:	Joseph Glatt
	Title:	Authorized Signatory

EXHIBIT B

Resolution of the Board of Directors of Apollo Investment Corporation
dated February 5, 2014

WHEREAS, the Board believes that the ability to retain the Corporation’s interests in and to make additional investments in a registered investment adviser is in the best interests of the Corporation and its stockholders;

WHEREAS, such investments in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed a form of the Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to retain its interests in and to make additional investments in a registered investment adviser.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers;

RESOLVED FURTHER, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action;

RESOLVED FURTHER, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.